Exhibit 23.1
Consent of Burr, Pilger & Mayer LLP, Independent
Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-84356) of Abaxis, Inc. of our report dated June 5, 2009, with respect to the Statements of Net Assets Available for Benefits of the Abaxis Tax Deferral Savings Plan as of December 31, 2008 and 2007, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Abaxis Tax Deferral Savings Plan.
/s/ Burr, Pilger & Mayer LLP
BURR, PILGER & MAYER LLP
San Francisco, California
June 5, 2009